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                 June 2, 2021

       Conor Flynn
       Chief Executive Officer
       Kimco Realty Corporation
       500 North Broadway, Ste. 201
       Jericho, New York 11753

                                                        Re: KIMCO REALTY CORP
                                                            Registration
Statement on Form S-4
                                                            Filed May 28, 2021
                                                            File No. 333-256587

       Dear Mr. Flynn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Mary Beth Breslin at 202-551-3625
       with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Steven R. Green